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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


                              ACADIA REALTY TRUST
                                (Name of Issuer)


             Common Shares of Beneficial Interest, $.001 par value
                         (Title of Class of Securities)


                                  004239 10 9
                     (CUSIP Number of Class of Securities)


                              Kenneth Miller, Esq.
                                Yale University
                               55 Whitney Avenue
                            New Haven, CT 06510-1300
                                 (203) 432-0120
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                    Copy to:
                             Michael W. Blair, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000


                                August 16, 2005
        (Date of Event which Requires Filing Statement on Schedule 13D)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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                                  Schedule 13D

                                                      CUSIP No.  004239 10 9
-------------------------------------------------------------------------------
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Yale University
        I.R.S. Identification No. 06-0646973-N
-------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group    (a) []
                                                            (b) []
-------------------------------------------------------------------------------
(3)     SEC Use Only
-------------------------------------------------------------------------------
(4)     Source of Funds
        WC
-------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Connecticut
--------------------------------------------------------------------------------
Number of Shares    (7)   Sole Voting Power
  Beneficially            2,824,738
   Owned by         ------------------------------------------------------------
     Each           (8)   Shared Voting Power
   Reporting              166,361
    Person          ------------------------------------------------------------
     With           (9)   Sole Dispositive Power
                          2,824,738
                    ------------------------------------------------------------
                    (10)  Shared Dispositive Power
                          166,361
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        2,991,099
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        9.5%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person
        EP
--------------------------------------------------------------------------------

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                        Amendment No. 7 to Schedule 13D

     The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto filed on March 23, 2004, March 26, 2004, March 31, 2004, November 9, 2004, November 10, 2004
and November 29, 2004, respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 7 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person").
Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.

Item 4.         Purpose of Transaction

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     "On May 18, 2005, the Reporting Person received an award of 633 Common Shares from the Trust in connection with payment of the annual trustee fee."

     Between May 5, 2005 and August 16, 2005, the Reporting Person sold 644,600 Common Shares in brokers transactions at prices ranging from $16.00 - $19.23.

Item 5.         Interest in Securities of the Issuer

     The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

     (a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 2,991,099 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 9.5% of the Common Shares issued and outstanding (computed on the basis of 31,444,577 Common Shares issued and outstanding, as reported in the Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005).

     The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:

     (b) The Reporting Person has sole power to dispose of 2,824,738 Common Shares and shared power to direct the disposition of 166,361 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 166,361 Common Shares.

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     The Reporting Person has sole power to vote 2,824,738 Common Shares and shared power to direct the vote of 166,361 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 166,361 Common Shares.

     The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE.

     The disclosure in Item 5(c) is supplemented as follows:

     (c) The Reporting Person sold Common Shares in brokers transactions as follows:

       Date           Number of Shares           Price Per Share

May 4, 2005                     20,400                   $16.052

May 5, 2005                     16,500                  $16.0004

May 6, 2005                        400                    $16.00

May 9, 2005                      8,500                    $16.00

May 10, 2005                    19,500                  $16.0008

May 11, 2005                    18,900                  $16.0134

May 12, 2005                     7,300                  $16.0048

May 18, 2005                   147,600                  $16.0164

May 19, 2005                    63,000                  $16.1093

May 20, 2005                    42,900                  $16.1428

May 25, 2005                   105,000                  $17.0189

May 26, 2005                    27,100                  $17.0131

August 2, 2005                  55,700                  $19.2281

August 3, 2005                  11,900                  $19.2043

August 4, 2005                     300                    $19.16

August 9, 2005                   3,500                  $17.7706

August 10, 2005                 49,000                  $17.5612

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     Date                Number of Shares              Price Per Share

August 11, 2005                    17,000                     $17.5512

August 12, 2005                     2,100                      $17.721

August 16, 2005                    28,000                      $17.882

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2005

                                        YALE UNIVERSITY

                                        By: /s/ David F. Swensen
                                           ------------------------------------
                                        Name:  David F. Swensen
                                        Title: Chief Investment Officer